Exhibit 3.1

Banta Corporation
Text of Amendment to By-Laws (the “By-Laws”)

Article III

        Section 3.01 of the By-Laws is amended by amending and restating such section in its entirety as follows:

               “3.01.  General Powers and Number. All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be managed under the direction of, its Board of Directors. The number of directors of the corporation shall be ten (10).”

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